SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 3 February 2006

InterContinental Hotels Group PLC
(Registrant's name)

67 Alma Road, Windsor, Berkshire, SL4 3HD, England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

EXHIBIT INDEX

Exhibit Number	Exhibit Description
99.1	Director/PDMR Shareholding dated 23 January 2006
99.2	Director/PDMR Shareholding dated 25 January 2006
99.3	Felcor Agreement dated 25 January 2006
99.4	EMEA assets on market dated 31 January 2006
99.5	Director/PDMR Shareholding dated 31 January 2006

99.1

                                                      SCHEDULE 11

                             NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

InterContinental Hotels Group PLC

2. Name of director(s)

Technical interest of all Executive Directors in common with all potential beneficiaries in an Employee
Share Ownership Trust

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Shares held by the InterContinental Hotels Group PLC Employee Share Ownership Trust (Jersey)

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Greenwood Nominees Limited, Account no 522000

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

No

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Release of shares to participants (not Directors) under the Executive Share Option Plan

7. Number of shares / amount of stock acquired

N/A

8. Percentage of issued class

N/A

9. Number of shares/amount of stock disposed

158,873

10. Percentage of issued class

N/A

11. Class of security

Ordinary shares of 10 pence each

12. Price per share

N/A

13. Date of transaction

19 - 20 January 2006

14. Date company informed

23 January 2006

15. Total holding in the Trust following this notification

2,655,532 Ordinary shares

16. Total percentage holding of issued class following this notification

N/A

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

N/A

18. Period during which or date on which exercisable

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of shares or debentures involved: class, number

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

N/A

22. Total number of shares or debentures over which options held following this notification

N/A

23. Any additional information

N/A

24. Name of contact and telephone number for queries

Liz Searle 01753 410246

25. Name and signature of authorised company official responsible for making this notification

Liz Searle

Date of Notification

23 January 2006

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

99.2

                                                      SCHEDULE 11

                             NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

InterContinental Hotels Group PLC

2. Name of director(s)

Technical interest of all Executive Directors in common with all potential beneficiaries in an Employee
Share Ownership Trust

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Shares held by the InterContinental Hotels Group PLC Employee Share Ownership Trust (Jersey)

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Greenwood Nominees Limited, Account no 522000

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

No

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Release of shares to participants (not Directors) under the Executive Share Option Plan

7. Number of shares / amount of stock acquired

N/A

8. Percentage of issued class

N/A

9. Number of shares/amount of stock disposed

6,908

10. Percentage of issued class

N/A

11. Class of security

Ordinary shares of 10 pence each

12. Price per share

N/A

13. Date of transaction

25 January 2006

14. Date company informed

25 January 2006

15. Total holding in the Trust following this notification

2,648,624 Ordinary shares

16. Total percentage holding of issued class following this notification

N/A

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

N/A

18. Period during which or date on which exercisable

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of shares or debentures involved: class, number

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

N/A

22. Total number of shares or debentures over which options held following this notification
N/A

23. Any additional information

N/A

24. Name of contact and telephone number for queries

Liz Searle 01753 410246

25. Name and signature of authorised company official responsible for making this notification

Liz Searle

Date of Notification

25 January 2006

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

END

99.3

                                            INTERCONTINENTAL HOTELS GROUP
 RENEGOTIATION OF MANAGEMENT AGREEMENT WITH FELCOR LODGING TRUST; PURCHASE OF HOTELS BY HOSPITALITY PROPERTIES TRUST

(LONDON)  25  January  2005-InterContinental  Hotels  Group PLC  ("IHG")  today  announces  a  restructured  management agreement  with FelCor  Lodging Trust Inc ("FCH"),  covering all of the hotels  (15,790 rooms) owned by FCH and managed by IHG.

This new  agreement  extends  the  terms of IHG's  contracts,  rebases  incentive  fee  payments  and  deploys  capital investment in key hotels to drive value for FCH and IHG. Key highlights are:

  .   17 hotels  (6,301  rooms) will be retained by FCH and managed by IHG, with revised  contract  terms  (duration extended  to 2025) and  rebased  incentive  fees on all the  hotels.  Additionally,  11 of the 17 hotels  will receive additional capital investment from FCH totalling some $50m.

  .   Hospitality  Properties  Trust  ("HPT") have  purchased  seven (2,072 rooms) of the hotels from FCH for $160m, retaining  the IHG flag on these  assets.  There is no  increase  in IHG's  corporate  guarantees  to HPT as a result of this deal.  Separately,  IHG have sold the  Staybridge  Suites,  Las Colinas,  USA, to HPT. IHG have also  agreed to sell the  Holiday  Inn,  Montego  Bay,  Jamaica  to HPT  subject to final due  diligence.  The combined  sales  price of $35m for these two assets is  marginally  below the  combined  net book value of the assets.

  .   Nine further hotels (2,463 rooms) can be sold by FCH, retaining an IHG brand.

  .   FCH has the right to sell or convert a further 15 hotels (4,954 rooms); these may retain the IHG flag.

Andrew Cosslett,  Chief Executive,  IHG commented:  "Agreeing this deal with FelCor is a big step forward.  It improves the quality of our brand  distribution  and lays out clear  performance  criteria  for both  parties.  We are also very happy to deepen our  long-standing  relationship  with HPT. We look forward to continuing  our  successful  partnership with both companies to grow our brands still further. "

"We are pleased that we found a solution with IHG that meets both our strategic objectives," said Thomas J. Corcoran,
Jr., FelCor's President and CEO.

For further information, please contact:

Investor Relations (Gavin Flynn/Paul Edgecliffe-Johnson):                                       +44 (0) 1753 410 176
                                                                                                +44 (0) 7808 098 972
Media Affairs (Leslie McGibbon):                                                                +44 (0) 1753 410 425
                                                                                                +44 (0) 7808 094 471

Note to Editors:

InterContinental Hotels Group PLC of the United Kingdom [LON:IHG, NYSE:IHG (ADRs)] is the world's largest hotel group by number of rooms.  InterContinental Hotels Group owns, manages, leases or franchises, through various subsidiaries, almost 3,600 hotels and 539,000 guest rooms in nearly 100 countries and territories around the world. The Group owns a portfolio of well recognised and respected hotel brands including InterContinental® Hotels & Resorts, Crowne Plaza®
Hotels & Resorts, Holiday Inn® Hotels and Resorts, Holiday Inn Express®, Staybridge Suites®, Candlewood Suites® and
Hotel IndigoTM, and also manages the world's largest hotel loyalty programme, Priority Club® Rewards, with over 26 million members worldwide.

InterContinental Hotels Group offers information and online reservations for all its hotel brands at www.ichotelsgroup.com and information for the Priority Club Rewards programme at www.priorityclub.com.

For the latest news from InterContinental Hotels Group, visit our online Press Office at www.ihgplc.com/media.

Cautionary note regarding forward-looking statements

This announcement contains certain forward-looking statements as defined under US law (Section 21E of the Securities
Exchange Act of 1934). These forward-looking statements can be identified by the fact that they do not relate to historical or current facts. Forward-looking statements often use words such as ' target', 'expect', 'intend',
'believe' or other words of similar meaning. By their nature, forward-looking statements are inherently predictive, speculative and involve risk and uncertainty. There are a number of factors that could cause actual results and developments to differ materially from those expressed in or implied by such forward-looking statements. Factors that could affect the business and the financial results are described in "Risk Factors" in the InterContinental Hotels
Group PLC Annual Report on Form 20-F filed with the United States Securities and Exchange Commission.

END

99.4

31 January 2006

                  INTERCONTINENTAL HOTELS GROUP PLACES EUROPEAN ASSETS ON THE MARKET

InterContinental Hotels Group PLC ("IHG") announces that it has today placed a further portfolio of seven hotels on the market for disposal. These hotels are located in Continental Europe and all operate under the InterContinental brand. They comprise the InterContinental Amstel Amsterdam,
InterContinental Budapest, InterContinental Carlton Cannes, InterContinental De La Ville Rome,
InterContinental Frankfurt, InterContinental Madrid and the InterContinental Vienna.

These hotels are all being marketed with an IHG management contract. It is expected that, as with previous portfolio disposals, it will take up to nine months to complete the disposal process. Jones
Lang LaSalle and Merrill Lynch are advising IHG on the transaction.

IHG also intends to dispose of a portfolio of owned mid-scale European hotels, which are expected to remain under IHG's brands. The timing and structure of the sale process for this portfolio will be announced in due course.

These two portfolios of hotels have a net book value of approximately GBP600m, and constitute the final tranche of hotels that IHG had previously announced it would sell. These two portfolios generated revenues of EUR 310m, EBIT of EUR 35m and EBITDA of EUR 67m in 2004.

These disposals are a continuation of IHG's strategy of growing its management and franchise businesses and reducing asset ownership. This strategy has resulted in IHG having disposed of or, including these two portfolios, being in the process of disposing of, 176 hotels with a net asset value of more than GBP2.8bn. Aggregate proceeds received to date have been above net asset value. IHG has to date announced the return of GBP2.25bn to shareholders, of which GBP1.95bn has already been completed. As previously stated, further cash returns will be made to shareholders in due course.

Further details of hotels placed on the market today:

Hotel	Rooms

InterContinental Amstel Amsterdam	79

InterContinental Budapest	398

InterContinental Carlton Cannes	338

InterContinental De La Ville Rome	192

InterContinental Frankfurt	770

InterContinental Madrid	307

InterContinental Vienna	453

Total	2,537

For further information, please contact:
Investor Relations (Gavin Flynn, Paul Edgecliffe-Johnson):                                        +44 (0) 1753 410 176
                                                                                                  +44 (0) 7808 098 972

Media Enquiries (Leslie McGibbon):                                                                +44 (0) 1753 410 425
                                                                                                  +44 (0) 7808 094 471

Jones Lang LaSalle (Ian Chappell)                                                                 +44 (0) 20 7399 5937

Merrill Lynch (Kirk Lindstrom)                                                                    +44 (0) 20 7995 1858

Note to Editors:

InterContinental Hotels Group PLC of the United Kingdom [LON:IHG, NYSE:IHG (ADRs)] is the world's largest hotel group by number of rooms.  InterContinental Hotels Group owns, manages, leases or franchises, through various subsidiaries, almost 3,600 hotels and 539,000 guest rooms in nearly 100 countries and territories around the world. The Group owns a portfolio of well recognised and respected hotel brands including
InterContinental® Hotels & Resorts, Crowne Plaza® Hotels & Resorts, Holiday Inn® Hotels and Resorts, Holiday
Inn Express®, Staybridge Suites®, Candlewood Suites® and Hotel Indigo™, and also manages the world's largest hotel loyalty programme, Priority Club® Rewards.

InterContinental Hotels Group offers information and online reservations for all its hotel brands at
www.ichotelsgroup.com and information for the Priority Club Rewards programme at www.priorityclub.com.

For the latest news from InterContinental Hotels Group, visit our online Press Office at www.ihgplc.com/media.

END

99.5

                                                  SCHEDULE 11

                         NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

InterContinental Hotels Group PLC

2. Name of director(s)

Technical interest of all Executive Directors in common with all potential beneficiaries in an Employee
Share Ownership Trust

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Shares held by the InterContinental Hotels Group PLC Employee Share Ownership Trust (Jersey)

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them
(if notified)

Greenwood Nominees Limited, Account no 522000

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

No

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co
PEP and if discretionary/non discretionary

Release of shares to participants (not Directors) under the Executive Share Option Plan

7. Number of shares / amount of stock acquired

N/A

8. Percentage of issued class

 N/A

9. Number of shares/amount of stock disposed

21,201

10. Percentage of issued class

N/A

11. Class of security

Ordinary shares of 10 pence each

12. Price per share

N/A

13. Date of transaction

27 January 2006

14. Date company informed

30 January 2006

15. Total holding in the Trust following this notification

2,627,423 Ordinary shares

16. Total percentage holding of issued class following this notification

N/A

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

N/A

18. Period during which or date on which exercisable

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of shares or debentures involved: class, number

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

N/A

22. Total number of shares or debentures over which options held following this notification

N/A

23. Any additional information

N/A

24. Name of contact and telephone number for queries

Liz Searle 01753 410246

25. Name and signature of authorised company official responsible for making this notification

Liz Searle

Date of Notification

31 January 2006

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

END

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ C. Cox
Name:	C. COX
Title:	COMPANY SECRETARIAL OFFICER

Date:	03 February 2006